UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 000-55985

SILVER ELEPHANT MINING CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1610 - 409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2
(Address of principal executive offices)

Jenna Virk
Suite 1610 - 409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2
Telephone: 604-569-3661, Facsimile: 604-569-3617 Email: info@silverelef.com
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
James Guttman Dorsey & Whitney LLP
Brookfield Place 161 Bay Street, Suite 4310
Toronto, Ontario, Canada M5J 2S1
Telephone: (416) 367-7376 Facsimile: (416) 367-7371

Common Shares without par value
(Title of Class of Securities Covered by this Form)

None
(Title of All Other Classes of Securities for Which a Duty to File Reports under Section 13(a) or 15(d) Remains)

Rule provision(s) relied upon by the Registrant to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i)  ☐

Rule 12h-3(b)(1)(ii)  ☐

Rule 15d-6  ☐

Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date:  96

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934 the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SILVER ELEPHANT MINING CORP.

Date: January 18, 2024	By:	/s/ Jenna Virk
Jenna Virk
Chief Legal Officer